Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Three Months
Ended
March 31, 2007
Loss from continuing operations before income taxes	$(190)
Adjustments:
Minority interest in loss of subsidiaries with fixed charges	2
Undistributed income of equity method investees	—
Interest expense	25
Interest component of rental expense (1)	14
Amortization of capitalized interest	5
Loss from continuing operations as adjusted	$(144)

Fixed charges:
Interest expense	25
Interest component of rental expense (1)	14
Capitalized interest	1
Total fixed charges	$40

Ratio of earnings to fixed charges	*
____________________

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the three months ended March 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $184 million.